Exhibit 99.1

Organigram Announces Executive Changes

MONCTON, New Brunswick--(BUSINESS WIRE)--February 2, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI) announces Matt Rogers, Senior Vice President, Operations, will be leaving Organigram at the end of May 2021 to pursue other interests.

Organigram would like to thank Matt for his efforts helping Organigram grow from a licensed producer of medical cannabis to one of the country’s leading producers of both medical and adult use recreational products.

One of Organigram’s earliest employees, “Matt has embraced the challenges and opportunities of the cannabis industry. His insights and creativity have been instrumental as we have worked to develop a state-of-the-art production facility,” says Greg Engel, CEO, Organigram.

Mr. Rogers has made many foundational contributions to the organization and has been a key team member during Organigram’s rapid growth. During his tenure, he led and oversaw initiatives including the construction of the Company’s recently completed edibles and derivative facility and the Company’s operational strategy related to the Company’s “Rec 2.0” products. “We would like to thank Matt for his commitment to a seamless transition and wish him well in his future endeavours” said Greg Engel, CEO.

Matt will continue with Organigram full time until the end of February 2021 and will support the team on a part-time basis until the end of May 2021. During that time, Matt will work closely with Nathalie Batten, Organigram’s newly named Plant Manager.

Nathalie joined the Organigram team as a consultant in Operations in November 2020. Ms. Batten has recently held senior-level positions including Director, Fleet and Operations as well as Director, Blending and Packaging at Irving Oil, an international refining and marketing company which operates Canada’s largest refinery along with more than 900 fuelling locations. There, Nathalie built high-performance teams and led the development and execution of strategic business plans.

Prior to Irving Oil, Nathalie held various roles in business development and strategy at Keyera Corporation which operates one of the largest independent midstream energy companies in Canada and at Tenaris, a leading manufacturer of pipes and related services for the world’s energy industry.

Nathalie is a professional industrial engineer and has a Master of Business Administration from University of Calgary and a Bachelor of Mechanical Engineering from Queen’s University.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca